Bao Bros. Bistro

Food Alcohol Main Street Community Restaurant

Asian-Fusion — Bao, Boba, & Beer

BAOBROSBISTRO.COM HOUSTON TEXAS



I have always been passionate about food and empowering others to achieve their full potential. Starting a restaurant chain allows me to bring cultures and flavors of the world to people and communities that otherwise may not have an opportunity to experience them. It also allows me to show working class individuals a new business model that cares.

Christopher G. Garcia Jr. CEO @ Bao Bros. Bistro

Why you may want to support us...

1. Return on Investment - Revenue Share Note (1.5X Multiple) + SAFE Note
2. Social Impact - Goal to invest 20% of corporate profits back into communities
3. High Growth Potential - Potential expansion through franchise model and grocery stores
4. Strategic Location - 5 Mi. Radius Population: ~343,336; Median HHI: ~$94,290; ~100,345 Cars/Day
5. Unique Concept - Combines growing categories (bao, boba tea, beer) with globally inspired flavors

Why investors ❤ us

WE'VE RAISED $54,101 SINCE OUR FOUNDING

Bao Bros. has an incredibly unique concept, giving a traditional Asian dish a new twist with a fusion of flavors and presenting a new option for those with dietary restrictions (vegetarians, etc.). The combination of the revenue share note and the SAFE note is also remarkable (especially considering the revenue share note comes with a personal guarantee). The concept has significant room for expansion, and its reassuring that early investors can share in all of the upside potential.

I've personally known the founder, Chris Garcia, for quite some years now. As an individual he is intuitive and a go-getter. He is a hard worker and I have always seen him excel in overcoming all of the

... *read more*

Jocelyn Roman Sales Specialist

LEAD INVESTOR INVESTING $1,000 THIS ROUND



Christopher is not only a business man, but he is driven, hard working, enthusiastic, and full of ideas! If there is anyone I would want to support in making their dreams become a reality it would be Christopher!

Natalie Salazar



Chris worked with me at an "At Risk school" while attending college and having a part time job. I've never seen someone so dedicated to the improvement of himself and others. I'm not investing in Bao Bros. Bistro, I'm investing in a person who's always worked hard reaching for his dream and has finally arrived at it.

David Cuevas

Aerospace Electrical Design Engineer with a small Hardware LLC

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Christopher G. Garcia Jr.

CEO

Spending the last five years post graduation from Texas A&M University growing, saving, and learning about sales, marketing, people development, and restaurants to prepare to lead an organization that will make a positive impact for all stakeholders.

Downloads

- Bao Bros Bistro Revenue Share Calculator.pdf
- BBB Pitch Deck V.2 - FINAL.pdf

The Restaurant Revolution

When Passions Collide

I've always had a passion for food and empowering others. Food has the power to bring people from all different walks of life together. My first job at the age of 15 was a busboy in a local country-style restaurant. It was there I learned the value of a dollar and started to develop a love for the industry. Since then I've been a cashier, waiter, barista, line cook, and even General Manager of all kinds of different restaurants from food trucks to fine dining. My perspective has changed a great deal over the years, but one thing that never changed was my love for sharing great food with people. Fast forward 11 years into the future and the passions have finally had a full on collision to manifest themselves into Bao Bros. Bistro.



Why does it all matter?

There are so many great flavors in the world, but oftentimes we are forced to choose between a set of dining options that could be boiled down to burgers, chicken, or pizza. Fact: over 30% of all quick service restaurants are burger focused. Now I love a juicy burger just as much the next guy, but do we really need that many burger joints? I'm on a mission to take my favorite sandwich (the bao bun) discovered during my time living in Hong Kong and pack it with flavors that showcase the amazing diversity of the country (and world) we live in.


Life
IS
BREWTIFUL



What's this "empowering" stuff all about?

As I mentioned earlier, aside from food I've always been passionate about empowering others. At its most basic level empowering literally means "to give power to". So how do you give power to historically low wage employees and communities? Simple, invest in them. Investments of time will be as direct as training and development (for employees) and volunteering (for communities). Monetary investments for us will be done through profit sharing. Employees who understand the direct connection between their efforts to drive sales and control costs, their paycheck, and the profits the business earns are more likely to act like owners. When employees act like owners, everyone wins.

prof·it-shar·ing

/ˈpräfət ˌSHeriNG/

noun

a system in which the people who work for a company receive a direct share of the profits.
"a profit-sharing scheme"

From Dream to Reality

After more than ten years of dreaming and planning for the restaurant we finally started construction in late April of this year. The team has grown to encompass a talented former GM of Panera Bread and a chef with over 40 years of global experience, but the mission is the same: to be the leading fast casual bao restaurant in the US powered by our people and our products.





A Community of Support

We already have over 1,700 combined followers on Instagram and Facebook and that number is growing daily. As a product of the community we are located in, we also have strong connections to local schools, businesses, churches, and many other institutions in the area that are all excited to be a part of our story and watch us grow.


Pages to Watch helps you compare the performance of your Page and posts with similar Pages on Facebook.
Add Pages to get started.
Add Pages
Reactions, Comments & Shares
Page
Total Page Likes
From Last Week
Posts This Week
Engagement This Week
YOU
1
Bao Bros. Bistro
855
▲1.9%
1
58


baobrosbistro
Edit Profile
8 posts
868 followers
259 following
BAO BROS. BISTRO
BAO • BOBA • BEER
Modern Asian Fusion
We'll Make You a B a o l i e v e r !
Coming Soon to Northwest Houston
www.baobrosbistro.com

Investor Q&A

– COLLAPSE ALL

What does your company do?

We sell delicious fresh food and drinks that all kinds of people can enjoy for lunch and dinner. We also give back to the people who work for us and do our part to take care of our communities.

Where will your company be in 5 years?

In year one, we hope to establish a superior value proposition in the marketplace through our unique products and commitment to hospitality. In years 1-3 we hope to expand into additional profitable markets through a franchise model that is accelerated by partnerships with investors and franchise brokers. In year 3 and beyond we hope to get select products (sauces, closed buns, etc.) into new channels (supermarkets, airports, college campuses, etc.). These future events cannot be guaranteed.

Why did you choose this idea?

I have always been passionate about food and empowering others to achieve their full potential. Starting a restaurant chain allows me to bring cultures and flavors of the world to people and communities that otherwise may not have an opportunity to experience them. It also allows me to show working class individuals a new business model that cares.

How far along are you? What's your biggest obstacle?

We have already begun construction and are about half way through. The largest obstacle at this point has been the impacts of COVID-19. We were finally in line to get an SBA 7(a) Loan through a non-profit financial institution after having been previously rejected by two banks (simply for being a startup restaurant), but when COVID-19 hit the SBA stopped all of their 7(a) loans which put our loan on hold indefinitely. Unfortunately since we are pre-revenue we don't qualify for the new programs being offered by the SBA and congress.

Who competes with you? What do you understand that they don't?

There are a few domestic and international competitors that have similar concepts, and admittedly some (not all) have good products. However, most fail to realize the importance of truly educating consumers (especially for building lasting loyalty), investing in employees and communities, and having a strong diverse product offering that continues to evolve and stay relevant.

How will you make money?

We will make money through sales of food and beverage items for on and off-premise consumption. Catering will also supplement our revenue, as well as in time franchising and getting select products in grocery stores.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Simply put, while many consumers in our market have heard of bao most have never tried it. For us to succeed, we have to educate the market on what our product (and concept) is and how it can benefit them (fresh, fast, and affordable). We also face external risks such as government mandated closures and natural disasters. Luckily our concept is fast casual which does offer some protection from the adverse effects of limited on-premise dining. Ultimately, inability to adequately educate the market, secure sufficient startup capital to get us through an initial six month ramp up period, or reach the assumptions of the financial projections could result in insufficient capital to meet the Company's expenses, resulting in bankruptcy.

How realistic are your financial projections?

Our projections are based off of real world sales from firsthand experience working for and managing similar concepts in the Houston and Cypress markets. We believe they are truly conservative in nature estimating volumes that are slightly below the aforementioned competitors. In many instances, these competitors did not offer simple things such as online ordering, to-go menus, or lost sales due to improper inventory management practices. For these reasons (along with many others), we feel (but cannot guarantee that) our projections are reliable and realistic.